EXHIBIT 4.17

December 30, 2010

Nouvelle Seamless Intimates Inc.
9500 Meilleur Street
Suite 400
Montreal, Quebec
H2N 2B7

Re:	Consulting Services Engagement

Dear Sirs:

Tefron USA, Inc. ("Tefron") is pleased to engage the consulting services of Nouvelle Seamless Intimates Inc. (“Nouvelle”) in accordance with the following terms and conditions:

1.              Term. This Agreement shall commence as of January 1, 2011 (the “Effective Date”), and have an initial term of 24 months (the “Initial Term”). Unless written notice is given by either party at least 60 days prior to the expiry of the Initial Term, the term of this Agreement shall be extended for an additional period of 12 months (the “Renewal Term”). The Initial Term and any Renewal Term are hereinafter collectively referred to as the “Term”.

2.              Services. Nouvelle shall, throughout the Term, make available the services of Willy Lieberman to Tefron, who shall act as Tefron’s Director of Sales North-America Mass Market (the “Services”).

3.              Fees and Expenses. Subject to the terms hereof, Tefron shall pay Nouvelle fees for the Services as follows (“Fees”):

(i)             US $ 250,000 per year (prorated), paid on a monthly basis, in advance.

(ii)            0.3% of any Sales Revenues (as such term is hereinafter defined) from current customers of Nouvelle and from any new customers, which are not current or former customers of Tefron nor of its Affiliates (as such term is hereinafter defined), provided that such new customers are approved by the CEO of Tefron Ltd. in writing in advance. A monthly down payment of US $7,500 as remuneration for Sales Revenues shall be paid on the same date as item (i) above, and every quarter an actual accumulating calculation will be generated and payment will be paid accordingly.

For the purposes of this Agreement, “Sales Revenues” shall mean net sales revenues actually received and generated by Tefron and recorded and recognized by Tefron from sales of Tefron’s products and services to third parties in accordance with standard revenue recognition, allocation procedures, allowance methodologies and accounting methods consistently applied, which recognition, procedures and methodologies shall be in accordance with GAAP, less (i) any commissions to representatives, distributors, agents, consultants, etc., or other finders or distribution fees, (ii) discounts, refunds, rebates, charge backs, fees, credits or allowances granted including quantity, cash, bad debt and other trade discounts, etc., (iii) credits or allowances granted upon returns, rejections or recalls (due to spoilage, damage), retroactive price reductions, or billing corrections, (iv) invoiced freight, postage, shipping, shipping insurance, handling and other transportation costs, (v) taxes (including sales, value-added or excise taxes, but excluding withholding taxes), tariffs, customs duties, surcharges and other governmental charges incurred in connection with the services, production, sale, transportation, delivery, use, exportation or importation of products and not otherwise previously deducted, and (vi) any other customary adjustments related to products sold and reasonably allocated to such products as a portion of the total products sold, in accordance with GAAP. As used in this Agreement the term “Affiliate” of an entity shall mean any person or entity controlled by, controlling or under common control with the relevant entity.

(iii)           Nouvelle shall be reimbursed for hotel accommodation expenses of Mr. Willy Lieberman up to US $2,000 per month, against hotel invoice, within 9 days of presentation of such invoice.

(iv)           Nouvelle shall be reimbursed for all car expenses of Mr. Willy Lieberman up to an amount of US $1,100 per month, against relevant invoices, within 9 days of presentation of such invoices.

4.              Termination. Either party may terminate this Agreement with or without cause upon ninety (90) days prior written notice. Written notice shall be delivered by hand or by registered or certified mail, and addressed to the other party at the address first written above.  For the purpose of this Agreement, "cause" shall exist if Nouvelle or its agent Willy Lieberman: (i) breaches its representations or confidentiality obligations to Tefron or breaches its obligations not to compete with Tefron, (ii) engages in willful misconduct or acts in bad faith with respect to Tefron in connection with its engagement hereunder, (iii) is convicted of a felony or held liable by a court of competent jurisdiction for fraud against Tefron or otherwise, or (iv) continuously fails to render services in accordance with its assigned duties and responsibilities as set forth herein.

If this Agreement is terminated by Tefron without cause during the Initial Term, Tefron shall pay Nouvelle, concurrently with the effective date of such termination, an amount equal to the sum of:

(a) any Fees pursuant to item (i) of Section 3 hereof corresponding to the remainder of the Initial Term;

(b) an amount equal to the excess, if any, of $100,000 over the Fees earned by Nouvelle pursuant to item (ii) of Section 3 hereof; and

(c) an amount equal to US $1,100 per month remaining in the Initial Term.

If this Agreement is terminated by Tefron without cause during the Renewal Term, Tefron shall pay Nouvelle, (a) concurrently with the effective date of such termination, an amount equal to any Fees pursuant to item (i) of Section 3 hereof corresponding to period between the notice and the effective date of such termination, plus, (b) within 60 days following the end of the quarter in which the effective date of such termination occurs, any outstanding amounts earned by Nouvelle with respect to item (ii) of Section 3.

If this Agreement is terminated for cause, Tefron shall not be under any obligation to make further payments hereunder, except any amounts accrued and owing to Nouvelle hereunder as at the effective date of such termination, which amounts shall be paid to Nouvelle concurrently with the effective date of such termination.

During any notice period hereunder, Nouvelle shall continue to perform Services hereunder.

5.             Exclusivity. During the Term and for six months thereafter, Nouvelle agrees that it will not provide similar services to any of Tefron’s or its Affiliate's competitors.

6.             Withholding of Taxes. Nouvelle is solely responsible for the withholding, reporting and payment of all taxes and levies associated with payments made hereunder to Nouvelle.  In the event that Tefron is required to pay or withhold any taxes or make any other payment with respect to Fees or Expenses, Tefron shall at its option (a) set off any outstanding payments due to Nouvelle hereunder by an amount equal to the amount of any such payment(s) required to be made by Tefron; and/or (b) issue an invoice to Nouvelle in an amount equal to such payment(s) required to be made by Tefron.  In either event, Nouvelle will reimburse Tefron in full and within ten (10) days of the date of Tefron’s invoice for any such payments made on Nouvelle’s behalf.

7.             Relationship of the Parties. None of Nouvelle’s employees shall be considered to be an employee, agent, partner, or other form of representative of Tefron or any Affiliate thereof.  In no event shall any employee of Nouvelle have any power or authority to act for, represent, or bind Tefron or any Affiliate thereof in any manner unless specifically authorized in writing by a Tefron corporate officer.  At no time shall any employee of Nouvelle purport to commit or obligate Tefron or its Affiliates in any way to Tefron’s customers or any other third party with respect to the Services or otherwise.

8.             Nouvelle’s Personnel.  All personnel supplied or utilized by Nouvelle shall be deemed employees of Nouvelle and will not be considered employees, agents, or subcontractors of Tefron or its Affiliates for any purpose whatsoever.  Nouvelle is and shall remain fully and exclusively liable for the actions or inactions of all such Nouvelle personnel while they are performing the Services.  Nouvelle shall pay and report as required, for all personnel assigned hereunder, applicable wages, federal and state income tax withholding, social security taxes, and unemployment insurance.  Nouvelle shall bear sole liability for any health or disability insurance, retirement benefits, or other welfare or pension benefits, if any, to which Nouvelle or any such personnel may be entitled.  Nouvelle shall, and shall cause its representatives and agents, to comply with all applicable Tefron employee policies and procedures and/or Tefron’s customer’s security procedures provided, however, that such compliance therewith shall not contravene the terms of this Section.

9.             Confidential Information.

(a)            During the performance of this Agreement, Nouvelle may have access to confidential and proprietary information relating to Tefron, its business or affairs, or the business and affairs of Tefron’s customer’s, licensors or suppliers (“Confidential Information”). Confidential Information shall specifically include, but not be limited to, information, whether in written, documentary, graphic, oral, electronic, computer readable or any other form whatsoever, relating to technical know-how, methods and procedures of operations, specifications, secret processes, systems of manufacture, equipment, apparatus, devices, drawings, procedure and reference manuals, materials, inventions, patented products and/or processes and developments in relation thereto, patent specifications and information in relation thereto, client lists, price lists, cost information, personnel plans, marketing and advertising plans and strategies, financial and accounting plans and information, projections or budgets, creative ideas and concepts, documents, memoranda, records, client files, video tapes, audio cassettes, diskettes, software, confidential or proprietary third party information, information on new products and services being researched or developed by Tefron, or the presentation, features, performance, utility or functionality of the same.  Confidential Information shall further be deemed to include any copies, data, information, or other material developed, arising, or derived from Confidential Information or any Tefron or Tefron customer proprietary data or material which may be directly or indirectly received by Nouvelle in conjunction with the Services to be performed hereunder.  The Fees, Expenses and other terms of this Agreement shall also constitute Confidential Information hereunder and Nouvelle expressly agrees not to discuss them with Tefron’s customers or others.

(b)            Nouvelle shall not copy or use any Confidential Information except for the specific purpose stated herein.  Nouvelle agrees to use at least the same physical and other security measures as Nouvelle uses to protect Nouvelle’s own confidential technical information, which shall in no event be less than reasonable, in order to guard against any unauthorized use or disclosure of such Confidential Information. Nouvelle shall maintain the Confidential Information so as not to allow disclosure to any person, entity or third party, whether prior to, during or after the termination of this Agreement, other than to those third parties who may have an express need to know such Confidential Information in order for Nouvelle to fulfill its obligations hereunder.  Nouvelle shall inform any authorized third parties of Nouvelle’s obligations hereunder and shall use its best efforts to ensure compliance by such individuals.  Nouvelle will ensure that each of such authorized third parties, to whom Confidential Information will be disclosed, has agreed in a writing to protect and maintain, during and after their relationship with Nouvelle, the confidentiality of any third-party’s confidential information.  Such writing shall contain obligations that are no less protective than the degree of care that Nouvelle uses to protect Nouvelle’s own Confidential Information, and in no event less than reasonable care.

(c)            Nouvelle shall promptly report to Tefron any unauthorized disclosure, copying or use of any Confidential Information. Nouvelle shall immediately notify Tefron in writing of any breach or threatened breach of this Section of which it becomes aware, and shall provide all reasonable assistance and co-operation to Tefron as Tefron may request in its efforts to regain possession and control of the Confidential Information and to prevent further unauthorized use of same.  Upon request of Tefron, Nouvelle shall promptly return all Confidential Information which may then be in its possession or control.

(d)            For purposes of this Agreement, Confidential Information shall not include information that: (i) is in or subsequently becomes part of the public domain through no fault of the recipient; (ii) is lawfully received from a third party having the right to disclose such information; (iii) is independently developed by Nouvelle without breach of this Agreement; (iv) is publicly disclosed by Nouvelle with the written approval of Tefron; or (v) is obligated to be produced under order of a court of competent jurisdiction or other legal requirement.

(e)            The parties acknowledge that any remedy at law for any breach of this Section may be inadequate and that the other party shall be entitled to seek specific performance or any other mode of injunctive or other equitable relief to which it may be entitled in order to enforce its rights hereunder.

(f)             For the purpose of this Section any reference to Tefron shall also include an Affiliate thereof.

10.           Intellectual Property Rights & Inside Information.

(a)            Intellectual Property Rights. All right, title, and interest in and to all works and other deliverables to be provided by or on behalf of Nouvelle hereunder (“Deliverables”), including, without limitation, all copyrights, trademarks, trade secrets, patent rights and all other intellectual property rights therein, (“IP Rights”) shall exclusively vest in and be held by Tefron.  To the extent that any of the IP Rights in or to any of the Deliverables may not, by operation of law, vest in Tefron, Nouvelle agrees to, and hereby does, irrevocably transfer, assign and convey all such right, title and interest therein to Tefron. Nouvelle and its agents shall, at Tefron’s request and expense, promptly take all such action and execute such further documents and instruments as are necessary to record or perfect such IP Rights or vest full title in the Deliverables in Tefron.

(b)            Inside Information.  In the course of performing the Services hereunder, Nouvelle may receive information or data which is considered material “Inside Information” within the meaning and intent of the state and federal securities laws, rules, and regulations.  Nouvelle will not disclose any such Inside Information directly or indirectly to any third party, nor shall Nouvelle use such Inside Information as a basis for advice to itself, its personnel, or any other party concerning any recommendation or decision to buy, sell, or otherwise deal in securities of Tefron's parent company, Tefron Ltd.

(c)            Originality of Services.  Nouvelle certifies to the originality of the Services to be performed and the deliverables prepared for or submitted to Tefron hereunder.  Nouvelle warrants that the rights it has granted to Tefron hereunder do not violate any intellectual property right(s) of any third party.

11.           Network Access.

(a)            In the event Nouvelle is permitted access to Tefron’s computer/data processing and transmission network (the “Network”) such access shall be granted solely for the benefit of Tefron and exclusively for the purpose of enabling Nouvelle to fulfill its obligations to Tefron hereunder. Nouvelle warrants and represents to Tefron that it shall access only those areas of the Network which Tefron specifically directs or authorizes it to access and only for the limited purpose of fulfilling its obligations hereunder.

(b)            Nouvelle warrants and represents that its personnel shall not (nor shall it nor its personnel directly or indirectly assist any other person in any manner to) directly or indirectly insert or attach into or on, or otherwise take, create, do, or cause to be done, in relation to the Network, any business application, personal computer or workstation, or any equipment, software, or other technology to which Nouvelle may have access, any bug, virus, encryption, time bomb, or other such item, device, or activity which would impede, interrupt, delay, destroy, or otherwise impair Tefron’s, its employees’, customers’, subcontractors’, advisors’ or others’ use of such Network, equipment, software, or other technology, or the data thereon.

(c)            Nouvelle agrees to indemnify, defend and hold Tefron harmless, without limitation of any kind, from and against any claim, loss, damage, cost, or other expense which Tefron may incur as a result of any breach of this Section.

12.           Warranty; Indemnity.

(a)            Nouvelle represents and warrants to Tefron that:

i)            Nouvelle has all rights, privileges and other authority necessary or required to enter into this Agreement, to make and accept the representations made herein, and to perform the Services contemplated hereunder without conflict to or with Tefron or any third party; and

ii)           Nouvelle and its personnel will perform its obligations hereunder in a good and workmanlike manner within the specified time schedule and in accordance with (a) the highest applicable industry standards; and (b) any and all applicable statutes, laws, ordinances, and regulations of any governmental authority having jurisdiction over such matters.

(b)            Nouvelle shall indemnify, defend, and hold Tefron harmless from and against any liabilities, claims or demands (including the costs, expenses, and attorneys’ fees on account thereof) that may result from any (i) breach by Nouvelle or persons furnished by Nouvelle, of Nouvelle’s obligations specified in Sections 9, 10 or 11; or (ii) any injuries or damages claimed under workers’ compensation or similar acts by persons furnished by Nouvelle.

13.           No Waiver.  The failure of either party hereto to enforce any right under this Agreement shall not constitute a waiver of that right, of the damages caused thereby, or of any other current or future rights under this Agreement.

14.           Assignment and Subcontracting.   This Agreement and Nouvelle’s rights and obligations hereunder may not be assigned, subcontracted, or otherwise transferred, in whole or in part, without Tefron’s specific written authorization to do so.

15.           Governing Law.  This Agreement is subject to and shall be governed by and interpreted in accordance with the laws of the State of North Carolina, excluding its conflict of laws principles, and Nouvelle hereby consents to exclusive jurisdiction therein.

TEFRON USA, INC.

Name: Eran Rotem__________________
Title:    Chief Financial Officer & Director_
Date:   ___________________________

ACCEPTED AND AGREED TO this 30th day of December, 2010.

NOUVELLE SEAMLESS INTIMATES INC.

Name: Martin Lieberman___________
Title:   _________________________
Date:  December 29, 2010_________